                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549                             --------------------------------
                                                                                OMB APPROVAL
                                  FORM N-17f-2                                  --------------------------------
                                                                                OMB Number:        3235-0360
               Certificate of Accounting of Securities and Similar              Expires:           June 30, 1997
                          Investments in the Custody of                         Estimated average burden
                         Management Investment Companies                        hours per response        0.05
                                                                                --------------------------------
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.  Investment Company Act File Number:                                               Date examination completed:
      811-8738                                                                             January 18, 1999
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2.  State identification Number:
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AL                    AK                   AZ                    AR                   CA                   CO
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CT                    DE                   DC                    FL                   GA                   HI
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ID                    IL                   IN                    IA                   KS                   KY
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LA                    ME                   MD                    MA                   MI                   MN
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MS                    MO                   MT                    NE                   NV                   NH
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NJ                    NM                   NY                    NC                   ND                   OH
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OK                    OR                   PA                    RI                   SC                   SD
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TN                    TX                   UT                    VT                   VA                   WA
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WV                    WI                   WY                    PUERTO RICO
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Other (specify):
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3.     Exact name of investment company as specified in registration  statement:
       IBJ Funds Trust
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4.     Address of principal executive office (number, street, state, zip code):
       4400 Computer Drive, Westboro, MA  01581
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (8-95)

                         [ERNST & YOUNG LLP LETTERHEAD]


                         Independent Accountant's Report


To the Board of Trustees
IBJ Funds Trust

We have examined management's assertion about IBJ Funds Trust's (comprising, respectively, the IBJ Reserve Money Market Fund, the IBJ Core Fixed Income Fund, the IBJ Core Equity Fund and the IBJ Blended Total Return Fund) (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of August 31, 1999, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from April 30, 1999 (the date of last examination) through August 31, 1999:

o Count and inspection of all securities and similar investments located in the vault of IBJ Whitehall Bank & Trust Company in New York, without prior notice to management;

o Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Depository Trust Company and the Bank of New
     York);

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Whitehall Bank & Trust Company;

o Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ Whitehall Bank & Trust Company's records;

o Agreement of five security and/or investment purchases and five security and/or investment sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that IBJ Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of IBJ Funds Trust and the Securities and Exchange Commission and should not be used for any other purpose.


                                                      /s/ Ernst & Young LLP

                                                      ERNST & YOUNG LLP


October 6, 1999

                 Management Statement Regarding Compliance with
                               Certain Provisions
                      of the Investment Company Act of 1940

We, as members of management of IBJ Whitehall Bank & Trust Company, custodian and investment advisor for IBJ Funds Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999 with respect to securities and similar investments reflected in the investment account of the Company.


By:

     /s/ Thomas A. Pepe
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     Thomas A. Pepe
     Senior Vice President
     IBJ Whitehall Bank & Trust Company

     /s/ John Newman
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     John Newman
     General Auditor
     IBJ Whitehall Bank & Trust Company